

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2008

Via U.S. Mail and Facsimile

Curtis W. Mewbourne
President and Director
Mewbourne Energy Partners 07-A, L.P.
3901 South Broadway
Tyler, Texas 75701

> **Re: Mewbourne Energy Partners 07-A, L.P.**
> **Form 10**
> **April 25, 2008**
> **File No. 0-53190**

Dear Mr. Mewbourne:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Little 214-999-7931
    S. Donahue
    M. Duru